Exhibit 4.22

English Summary of Share Purchase Agreement among Transmissora Aliança de
Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa
Construção Brasil Ltda., NTE - Nordeste Transmissora de Energia S.A.
and Abengoa Participações Holding S.A.

On June 2, 2011, Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) entered into a share purchase agreement (the “NTE Share Purchase Agreement”) with Abengoa Concessões Brasil Holding S.A. (“Abengoa Concessões”) and Abengoa Construção Brasil Ltda. (“Abengoa Construção”). The NTE Share Purchase Agreement was entered into in connection with the acquisition of 100% of the stockholding held by Abengoa Concessões and Abengoa Construção in NTE - Nordeste Transmissora de Energia S.A. (“NTE”).

The price of this acquisition is R$336.1 million for 100% of the equity interest in NTE.

The acquisition price will be adjusted by the variation of the Selic - Sistema Especial de Liquidação e Custódia (Special Settlement and Custody System), from December 31, 2010 and the business day immediately preceding the closing date of the transaction, and reduced, as applicable, for any dividends and interest on equity paid by NTE during this period. The acquisition price shall also be updated in accordance with any capital increase or capital reduction during the same period.

In the event of termination with cause of the NTE Share Purchase Agreement, the defaulting party is subject to a penalty equivalent to 10% of the acquisition price.

The NTE Share Purchase Agreement contains representations and warranties and covenants of Taesa, Abengoa Concessões and Abengoa Construção. The closing of the transaction is subject to certain closing conditions, including approval by the competent bodies, by the Agência Nacional de Energia Elétrica (the Brazilian National Electric Energy Agency - ANEEL), and any other approvals from financing agents of NTE, as necessary. The closing date of the transaction will be decided after these conditions have been complied with. The acquisition will also be submitted to approval by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica — CADE), within the period and in the form specified by the respective legislation.